SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Abreu e Lima Refinery initiates Atmospheric Distillation Unit start-up procedure

Rio de Janeiro, November 21, 2014 – Petróleo Brasileiro S.A. - Petrobras began on Wednesday (11/19) the first step to start-up the Abreu e Lima Refinery (Rnest), a company project located in Ipojuca, Pernambuco, by injecting natural gas into the Atmospheric Distillation Unit (UDA).

The UDA gas intake, monitored by the refinery’s Integrated Control Center, aims to prepare the unit for oil intake and circulation, which is to take place in the coming days. Following this stage, the company will proceed with the firing of the furnace to begin the distillation (separation) process of the liquefied petroleum gas (LPG), naphtha, diesel and atmospheric residue (RAT) flows.

Petrobras has been coordinating UDA pre-operation since September 22. During this period, the unit’s operational systems were tested using safe fluids (water, compressed air, nitrogen, vapor and others) to ensure system integrity before introducing hydrocarbons.

The start-up procedure will be followed by the start-up of other units that comprise the first Rnest train: Hydrogen Generation Unit, Naphtha Hydrotreatment Unit, Diesel Hydrotreatment Unit, Delayed Coking Unit and two Treatment Units.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.